Exhibit 6.5

CONFIDENTIAL SEVERANCE AGREEMENT AND GENERAL RELEASE

This Confidential Severance Agreement and General Release (“Agreement”) is made by and between Ronald Miller (“you” or your” as the context requires) and StartEngine Crowdfunding, Inc., a Delaware corporation (the “Company”) (both the Company and you, the “Parties”) as of November 2, 2016.

WHEREAS, you have been employed by the Company as Chief Executive Officer (“CEO”) since January 2014, and entered into an Employment Agreement with the Company in January 2016 (the “Employment Agreement”).

WHEREAS, on April 17, 2014, the Miller Family Trust 1/2/96 (the “Trust”) and the Company entered into a Restricted Stock Purchase Agreement (the “Purchase Agreement”), whereby the Trust purchased 3,440,000 shares of the Company’s Common Stock (the “Shares”) subject to the restrictions contained therein.

WHEREAS, you and the Company have agreed that you are today resigning from your employment with the Company, such resignation to be effective no later than December 31, 2016 (the “Separation Date”), and you and the Company wish to end your employment relationship amicably.

NOW THEREFORE, in consideration of the promises made herein, the Parties hereby agree as follows:

1.       Resignation of Employment; Continuation as Director.

(a)      The Parties agree that you hereby resign without Good Reason (as defined in the Employment Agreement) from your employment as Chief Executive Officer of the Company and any other employee or officer positions you may hold with the Company, effective as of the Separation Date. The Parties expect that you will continue to serve as Chairman of the Board of Directors (the “Board”) until such time as the first to occur of your resignation from the Board, removal by the Company’s stockholders in accordance with the Company’s bylaws and Delaware law, or your successor is duly elected and qualified.

(b)      The Company will take no action to terminate, restrict, adversely modify or otherwise impair the coverage of and availability to you of any existing Company insurance policy or policies that, in accordance with the terms and conditions of such policies in effect as of the date hereof, will continue to provide coverage to you from and after the Separation Date in connection with your activity as a Company employee or member of the Board.

2.       Payments and Consideration.

(a)      You will be paid all unpaid wages earned as of the Separation Date, and for all accrued but unused vacation through the Separation Date, regardless of whether you sign this Agreement. In addition, you will continue to be paid your Base Salary (as defined in the Employment Agreement) in accordance with normal payroll procedures up to and including the Separation Date. You will also remain eligible for your 2016 bonus described in subsection 1.4.2 of the Employment Agreement and as payable under the terms of the Employment Agreement, notwithstanding the fact that the date for calculating and paying such bonus will be after the Separation Date. You acknowledge that these amounts are all of the amounts owed to you by the Company as wages, bonuses and compensation through the Separation Date. As of the Separation Date, you are not to hold yourself out as an employee, agent, or authorized representative of Company, or to negotiate or enter into any agreements on behalf of the Company, or to otherwise attempt to bind the Company, except in accordance with and as related to your position as a member of the Board.

(b)      You will be reimbursed for all ordinary and necessary, reasonable business-related expenses incurred by you in connection with your employment with the Company through your Separation Date. You must submit all requests for reimbursement for such expenses no later than January 13, 2017, accompanied by proper documentation.

(c)      You and the Company hereby agree that, on the Separation Date, and notwithstanding your continued service as a member of the Board, the vesting of the Shares under the Purchase Agreement shall cease, and that as of the Separation Date the Company shall have the right to exercise its Repurchase Options under the Purchase Agreement. As of the Separation Date, 1,146,666 of the Shares will remain subject to the Company’s Repurchase Options under the Purchase Agreement (the “Unvested Shares”). The Company hereby agrees to exercise its Repurchase Options under the Purchase Agreement for only 860,000 of the Unvested Shares (the “Repurchased Shares”) and waive the Repurchase Option under the Purchase Agreement with regard to 286,666 of the Unvested Shares.

(d)      Within 14 days of the Separation Date, the Company shall deliver payment in the amount of $86.00 for the Repurchased Shares (the “Severance”) to you, with a copy to the Secretary of the Company, by delivering to you a check in the amount of the Severance. Upon delivery of the Severance, the Company shall become the legal and beneficial owner of the Repurchased Shares and all related rights and interests therein, and the Company shall have the right to retain and transfer to its own name the Repurchased Shares. You will not have any claim of ownership as to any of the Repurchased Shares.

(e)      If you elect to continue your health benefits coverage through the Company’s group insurance plans under the Consolidated Omnibus Reconciliation Act of 1985 (“COBRA”) at your current election level beyond the Separation Date, you will be responsible for paying the premium (“COBRA Premium”) in full each month. Notwithstanding the foregoing, the Company will pay your COBRA Premiums until the first to occur of (i) you become eligible for health benefits coverage from a new employer (and you agree to promptly notify the Company in this instance), or (ii) the Company shall have paid eighteen (18) of your COBRA Premiums. You will receive a separate notice explaining your right to continuation and conversion of your health benefits under COBRA and/or any applicable state law.

(f)      By your signature below, you acknowledge and agree that the terms set forth in this Agreement include compensation and benefits to which you are not otherwise entitled. Furthermore, you acknowledge that, except as expressly set forth above, after your execution of this Agreement, you will not be entitled to any other or further compensation, remuneration, or benefits from the Company.

3.        Tax Treatment. You understand and agree that the Company is neither providing tax nor legal advice, nor is the Company making representations regarding tax obligations or consequences, if any, related to this Agreement. You further agree that you will assume any such tax obligations or consequences that may arise from this Agreement, and that you shall not seek any indemnification from the Company in this regard. You agree that, in the event that any taxing body determines that additional taxes are due from you, you acknowledge and assume all responsibility for the payment of any such taxes and agrees to indemnify, defend, and hold the Company harmless from the payment of such taxes, and any failure to withhold. You further agree to pay, on the Company’s behalf, any interest or penalties imposed as a consequence of such tax obligations, and to pay any judgments, penalties, taxes, costs, and attorneys’ fees incurred by the Company as a consequence of your failure to pay any taxes due.

4.        Confidential Information. You acknowledge that, as part of your employment, you had access to information of a nature not generally disclosed to the public, and you agree to keep confidential and not disclose to anyone the Company’s business, proprietary, and trade secret information in your possession, or any personal, confidential, or otherwise proprietary information regarding the Company’s employees, customers, and clients, except (i) in accordance with, and as related to, the performance of your duties as the CEO, or (ii) as required by law. Except as otherwise set forth herein, this obligation is understood to be in addition to, and not as any replacement for, any agreements you may have signed with the Company concerning confidentiality, trade secrets, non-disclosure, or assignment of inventions or other intellectual property developments, which agreements will remain in full force and effect. You agree that you will not take, copy, use, or distribute in any form or manner documents or information that the Company deems proprietary, including without limitation, research and development materials, information regarding customers, clients, business partners, or prospective customers, clients, or business partners, financial information, business and strategic plans, software programs and codes, access codes, and other similar materials or information, except in accordance with and as related to your rights and interests as the CEO or a member of the Board. Nothing in this Agreement (including, without limitation, the provisions of this Section 4) shall be construed to restrict, modify or waive your rights as a stockholder of the Company.

5.        Return of Company Property. You agree to return to the Company any and all Company property in your possession (other than confidential information) including, without limitation, any computer or other electronic devices; software programs; other Company equipment; tools and cellular phones.

6.        Release of Claims.

(a)      You agree that the foregoing consideration represents settlement in full of all outstanding obligations owed to you by the Company. THIS IS A GENERAL RELEASE OF ALL CLAIMS. As consideration for the severance and benefits being provided to you, you, on your own behalf, and on behalf of your respective heirs, family members, executors, administrators, attorneys, representatives, and assigns, hereby fully and forever release the Company and its legal representatives, officers, directors, fiduciaries, employees, investors, shareholders, insurers, agents, administrators, affiliates, divisions, subsidiaries, predecessor and successor corporations, and assigns, both in their individual and corporate capacities (collectively, the “Releasees”), of and from any and all claims and causes of action, demands, duties, obligations, agreements, promises, liabilities, damages, costs, and/or fees, whether known or unknown, suspected or unsuspected, arising out of or relating to your employment, including the termination of your employment including, without limitation:

(1)	any and all claims relating to or arising from your employment relationship with the Company and the termination of that relationship;

(2)	any and all claims relating to, or arising from, your right to purchase, or actual purchase of, shares of stock of the Company, including, without limitation, any claims for fraud; misrepresentation; breach of fiduciary duty; breach of duty under applicable state corporate law; and securities fraud under any state or federal law;

(3)	any and all claims under the law of any jurisdiction including without limitation wrongful discharge of employment; constructive discharge from employment; termination in violation of public policy; discrimination; breach of contract, both express and implied; breach of a covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent and intentional infliction of emotional distress; negligent and intentional misrepresentation; negligent and intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; and conversion;

(4)	any and all claims for violation of any federal, state or municipal statute, including, without limitation, all employment laws, including, without limitation, the California Fair Employment and Housing Act; the California Unruh Act; Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1866; the Civil Rights Act of 1871; the Americans with Disabilities Act; the Age Discrimination in Employment Act; the Older Workers Benefit Protection Act; the Family Medical Leave Act; the Equal Pay Act; the Employee Retirement Income Security Act of 1974; the California Constitution; the California Labor Code; the California Business & Professions Code; the California Government Code; the California Civil Code; and all other laws against discrimination or applicable to employment that may be the subject of a release under applicable law;

(5)	any and all claims for violation of the federal, or any state, constitution;

(6)	any and all claims arising out of any other laws and regulations relating to employment or employment discrimination;

(7)	any and all claims arising out of any personnel policies, contracts of employment, any other contracts, severance pay agreements, and covenants of good faith and fair dealing;

(8)	any claim for any loss, cost, damage, or expense arising out of any dispute over the non-withholding or other tax treatment of any of the proceeds received by you as a result of this Agreement;

(9)	any claim or damage arising out of your employment with or separation from the Company under any common law theory or any federal, state, or local statute or ordinance not specifically referred to above;

(10)	any and all claims for unpaid or withheld wages, severance, benefits, bonuses, commissions, and other compensation of any kind that you may have against the Releasees; and

(11)	any and all claims for attorneys’ fees and costs.

(12)	Nothing in this Agreement shall be construed to waive any claims that cannot be waived as a matter of law, including statutory indemnification.

(b)     You specifically agree that this Agreement includes, without limitation, any and all claims that were raised, or that reasonably could have been raised, under the applicable Wage Order, Labor Code sections 201, 202, 203, 212, 226, 226.3, 226.7, 510, 512, 515, 558, 1194, and 1198, as well as claims under the Business & Professions Code sections 17200, et seq. and Labor Code sections 2698, et seq. based on alleged violations of Labor Code provisions. You further covenant that you will not seek to initiate any proceedings seeking penalties under Labor Code sections 2699, et seq. based upon the Labor Code provisions specified above.

(c)      By your signature below, you represent that you have not filed any legal claims against any of the Releasees in any federal, state, or municipal court, administrative agency, or other tribunal. This Agreement does not prevent you from filing an administrative charge against any Releasee that may not be released as a matter of law; however, you agree that you shall not be entitled to recover any monetary payments or other individual benefits in any such proceeding. This release does not waive any rights or claims that may arise after the date that you executed this Agreement.

(d)      Nothing in this Agreement will affect the ability of you or the Company to enforce rights or entitlements specifically provided for under this Agreement as set forth above, or any rights or claims that may arise after the date that you execute this Agreement. By your signature below, you represent that: (a) you are not aware of any unpaid wages, vacation, bonuses, expense reimbursements, or other amounts owed to you by the Company, other than the Severance specifically promised in this Agreement; (b) you have not been denied any request for leave to which you believe you are legally entitled, and you are not otherwise deprived of any of your rights under the Family and Medical Leave Act or any similar state or local statute; and (c) you have not assigned or transferred, or purported to assign or transfer, to any person, entity, or individual whatsoever, any of the claims released in the foregoing general release and waiver. The Company’s obligation under this Agreement are contingent upon your compliance with all terms and conditions provided for herein.

7.       Release of Unknown Claims. For the purpose of implementing a full and complete release, you expressly acknowledge that the releases given in this Agreement are intended to include, without limitation, claims that you did not know or suspect to exist in your favor at the time of the date of your execution of this Agreement, regardless of whether the knowledge of such claims, or the facts upon with which they might be based, would have materially affected the settlement of this matter; and that the Severance provided under this Agreement was also for the release of those claims and contemplates the extinguishment of any such unknown claims, despite the fact that California Civil Code section 1542 may provide otherwise. You expressly waive any right or benefit available to you in any capacity under the provisions of California Civil Code section 1542, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

8.       Age Discrimination in Employment Act. You acknowledge, agree and understand that:

(a)	under the general release detailed above, you are waiving and releasing, among other claims, any rights and claims that may exist under the Age Discrimination in Employment Act (“ADEA”);

(b)	the waiver and release of claims set forth in the release above does not apply to any rights or claims that may arise under the ADEA after the date of execution of this Agreement;

(c)	the payments and other consideration that are being provided to you are of significant value and are in addition to what you otherwise would be entitled;

(d)	You are being advised in writing to consult with an attorney before signing this Agreement;

(e)	You are being given a period of twenty-one (21) days within which to review and consider this Agreement before signing it, though you may sign earlier, and if you fail to sign and return this Agreement within the twenty-one (21) day consideration period, the Company’s offer and this Agreement will expire on its own terms;

(f)	You may revoke your acceptance of this Agreement by providing written notice to the Company within seven (7) days following its execution, and any notice of revocation of this Agreement must be in writing and transmitted by hand or certified mail to StartEngine Crowdfunding, Inc., Attention: CEO, 604 Arizona Avenue, Santa Monica, CA, 90401; and

(g)	Because of your right to revoke this Agreement, this Agreement shall not become effective and enforceable until the eighth (8th) day after the return of an executed copy of this Agreement by you to the Company (the “Release Effective Date”), and you will not be entitled to any of the benefits set forth in this Agreement until after the Release Effective Date.

9.        Termination of Employment Agreement Provisions. The parties agree that Section 2.2 (Nonsolicitation Covenant), Section 2.3 (Nondisparagement Covenant), Section 2.4 (Confidentiality Covenant) and Section 3.5 (Surrender of Records and Property) of the Employment Agreement are hereby terminated as of the Separation Date.

10.      Subsequent Employment with the Company. You understand and agree that as a condition of this Agreement, you shall not be entitled to any subsequent employment with the Company, its subsidiaries, or any successor, and you hereby waive any right or alleged right of employment or reemployment with the Company.

11.      No Surrender of Records and Property. Upon termination of your service as a member of the Board, you will not be required to deliver to the Company all records, manuals, books, blank forms, documents, letters, memoranda, notes, notebooks, reports, data, tables, calculations or copies thereof that relate in any way to the business, products, practices, or techniques of the Company, or any other property, trade secrets, and proprietary information of the Company, including, but not limited to, any documents that in whole or in part contain any trade secrets or proprietary information of the Company, which in any of these cases are in your possession or under your control, but which records and property shall remain subject to Section 4 hereof.

12.      Confidentiality. The Parties acknowledge that their agreement to keep the terms and conditions of this Agreement confidential is a material factor on which you and the Company relied in entering into this Agreement. You warrant that you have not disclosed the fact of this Agreement or any of the terms of this Agreement, or the negotiations leading thereto, to anyone other than your attorneys, accountants, or tax consultants, or your spouse. The Parties both represent and agree (i) to keep the fact and the terms of this Agreement completely confidential, except and unless disclosure is required and compelled by a lawful court order; (ii) if disclosure is compelled by a court order, to disclose only so much information as is necessary for compliance; and (iii) confidentiality is the essence of this Agreement. Accordingly, neither you nor the Company shall publicize or disclose the fact of this Agreement, the Severance amount, or the terms of this Agreement in any manner whatsoever, whether in writing or orally, to any person, directly or indirectly, or by or through any agent or representative, except as necessary to effectuate the terms of this Agreement, and other than to the following: (1) the Parties’ attorneys; (2) the Parties’ accountants and tax consultants; (3) other representatives or entities as required and compelled by law or a lawful court order; and (4) your spouse. With respect to any individuals referred to above and to whom the Parties knowingly disclose any information regarding this Agreement or its terms, the Parties agree that they will inform such individuals that the information is strictly confidential and may not be reviewed, discussed, or disclosed, orally or in writing, with any other person, organization, or entity whatsoever, at any time. The Parties further represent that no disclosure inconsistent with this Paragraph and its subparts has been made by you prior to the date of your execution of this Agreement.

(a)      This confidentiality agreement specifically includes without limitation an obligation, on the part of you and your respective attorneys and other representatives, not to knowingly disclose, or cause to be disclosed, the terms of this Agreement to any of the Company’s current or former employees or to any of the Company’s affiliates, or to any individual associated with the press or the media. You agree that you shall be separately responsible and liable for your own disclosure prohibited by this Paragraph and its subparts, including disclosures made by your respective representatives.

(b)      It shall not be a breach of this Paragraph or its subparts for you or the Company to respond, if asked, that any dispute regarding your employment or termination of employment with the Company has been resolved.

(c)      Nothing in this Agreement shall be construed to prohibit you from reporting alleged improper or unlawful conduct to, or participating in any investigation or proceeding conducted by any federal or state government agency or self-regulatory organization.

(d)      If either Party breaches any of the promises contained in this Paragraph or its subparts, the either Party shall be entitled to recover its reasonable attorneys’ fees and other costs in the event that it prevails in a proceeding to enforce any provision of this Paragraph or its subparts.

13.     Subsequent Cooperation. You agree to be available to and cooperate with the Company and its counsel in connection with any investigation, administrative proceeding or litigation relating to any matter occurring during your employment, in which you were involved or in which you had knowledge, except a claim brought by you or on your behalf in which you are a potential claimant. You understand and agree that such cooperation includes, but is not limited to, making yourself available to the Company and/or its counsel upon reasonable notice for interviews and factual investigations; volunteering to the Company or its counsel pertinent information; and turning over all relevant documents that are or may come into your possession. You agree that, in the event you are subpoenaed by any person or entity (including, but not limited to, any government agency) to give testimony or provide information or documents (in a deposition, court proceeding or otherwise) that in any way relates to your employment with the Company, except with respect to a claim brought by you or on your behalf in which you are a potential claimant, you will give notice of such request to Howard Marks within three (3) days of receipt and will make no disclosure until the Company has had a reasonable opportunity to contest the right of the requesting person or entity to such disclosure. Your cooperation and assistance pursuant to this Section shall be at no expense to you; the Company agrees to promptly pay you your fees in accordance with that certain consulting agreement of even date herewith and also to promptly reimburse you for any reasonable expenses you incur as a result of your obligations under this Section upon receipt of documentation in a form reasonably acceptable to the Company.

14.     Non-Solicitation. You agree that for a period of twelve (12) months immediately following the Separation Date, you shall not either directly or indirectly solicit, induce, recruit, or encourage any of the Company’s employees to leave their employment, or take away such employees, or attempt to solicit, induce, recruit, encourage, take away, or hire employees of the Company, either for herself or any other person or entity. The foregoing restrictions shall not apply to solicitations conducted solely through public marketing campaigns open to all comers and not specifically targeted at any staff of the Company.

15.      Non-Admissibilitv; No Admission of Liability. You agree that this Agreement shall not be admissible as evidence in any future proceeding of any kind, except in court on a claim of breach of this Agreement. The Parties understand and acknowledge that this Agreement constitutes a compromise and settlement of disputed claims. No action taken by the Parties hereto, or either of them, either previously or in connection with this Agreement shall be deemed or construed to be an admission of the truth or falsity of any claims heretofore made; or an acknowledgment or admission by either Party of any fault or liability whatsoever to the other Party or to any third party.

16.      No Knowledge of Wrongdoing. You represent that you have no knowledge of any wrongdoing involving improper or false claims against a federal or state governmental agency, or any other wrongdoing that involves you or other present or former Company employees.

17.      Contingent Obligation. The Company’s continuing obligations under this Agreement are contingent upon your compliance with all terms and conditions provided for herein. In the event that you breach any of your obligations under this Agreement, you agree that the Company may cease making any payments due under this Agreement, and recover all payments already made under this Agreement, in addition to all other available legal remedies.

18.      Fees and Costs. The Company will bear its own and will bear up to seven thousand five hundred dollars ($7,500) of your costs, attorneys’ fees, and other fees incurred in connection with the execution of this Agreement, payable within three (3) business days of the Effective Date.

19.      Arbitration. The Parties agree that any and all disputes arising out of the terms of this Agreement, their interpretation, and any of the matters herein released, shall be subject to binding arbitration in Los Angeles County before a single arbitrator of the American Arbitration Association mutually agreed upon or by a judge to be mutually agreed upon, and conducted under its Employment Dispute Resolution Rules. The Parties agree that the prevailing party in any arbitration shall be entitled to any appropriate relief in any court of competent jurisdiction to enforce the arbitration award. The Parties agree that the prevailing party in any arbitration shall be awarded its reasonable attorneys’ fees and costs. THE PARTIES HEREBY AGREE TO WAIVE THEIR RIGHT TO HAVE ANY DISPUTE BETWEEN THEM RESOLVED IN A COURT OF LAW BY A JUDGE OR JURY. This Paragraph will not prevent either party from seeking injunctive relief (or any other provisional remedy) from any court having jurisdiction over the Parties and the subject matter of their dispute relating to Employee’s obligations under this Agreement and the agreements incorporated herein by reference.

20.      No Representations. The Parties represent that they each have had the opportunity to consult with an attorney, at their own expense, and have carefully read and understand the scope and effect of the provisions of this Agreement. Neither Party has relied upon any representations or statements made by the other Party hereto which are not specifically set forth in this Agreement.

21.      Section 409A. Notwithstanding anything in this Agreement to the contrary, the payments and benefits provided under this Agreement are intended to comply with IRS Code Section 409A, and the provisions of this Agreement shall be interpreted such that the payments and benefits provided are either not subject to Code Section 409A or are in compliance with Code Section 409A. To the extent required to avoid the imposition of additional taxes and penalties under Section 409A of the Internal Revenue Code of 1986, as amended, and the guidance promulgated thereunder (collectively “Section 409A”) no severance benefit or similar payment which becomes payable on account of your termination shall be paid until you incur a “separation from service” within the meaning of Section 409A. Furthermore, to the extent that any amount payable herein constitutes “nonqualified deferred compensation,” and you are a “specified employee” (within the meaning of Section 409A) then such amount shall be not be paid before the date which is the first day of the seventh month after the date of your separation from service or, if earlier, the date of your death following such separation from service to the extent required under Section 409A. The Company may modify the payments and benefits under this Agreement (but not the total amount thereof) at any time solely as necessary to avoid adverse tax consequences under Code Section 409A. Each payment under this Agreement shall constitute a separate payment and not one of a series of payments for purposes of Section 409A.

22.      Severability. In the event that any provision in this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Agreement shall continue in full force and effect without said provision so long as the remaining provisions remain intelligible and continue to reflect the original intent of the Parties.

23.      Entire Agreement. You acknowledge that this Agreement is a full and accurate embodiment of the understanding between you and the Company, and that it supersedes any prior agreements or understandings made by the Parties regarding the subject matter hereof. The terms of this Agreement may not be modified, except by mutual consent of the Parties. Any and all modifications must be reduced to writing and signed by the Parties to be effective.

24.      Governing Law and Venue. This Agreement shall be deemed to have been executed and delivered within the State of California, and it shall be construed, interpreted, governed, and enforced in accordance with the laws of the State of California, without regard to choice of law principles. In the event of any dispute in connection with this Agreement, the sole venue in which said dispute will be resolved, whether in arbitration or in connection with an injunction, will be Los Angeles, California.

25.      Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

26.      Good Faith Compliance. The Parties agree to cooperate in good faith and to do all things necessary to effectuate this Agreement.

27.      Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the Parties hereto, with the full intent of releasing all claims.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

StartEngine Crowdfunding, Inc.

Dated:	11/2/2016	By:	/s/ Howard Marks
		Name:	Howard Marks
		Title:	Executive Chairman

Dated:	11/2/2016	By:	/s/ Ronald Miller
Ronald Miller

Miller Family Trust 1/2/96

Dated:	11/2/2016	By:	/s/ Ronald Miller
		Name:	Ronald Miller
		Title:	Trustee